Mail Stop 3561


October 12, 2005


Colin M. Angle
iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803

      	Re:	iRobot Corporation
      		Amendment No. 2 to Form S-1
      		File No. 333-126907
      		Filed September 30, 2005

Dear Mr. Angle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


* * * * *

1. We have considered your response to prior comment 1 of our September 23, 2005 letter. The reasons for including "iRobot User Comments" in your prospectus are unclear, as the testimonials seem to be geared more for marketing your products than conveying balanced information about the company or the offering. Please delete this page, or revise it to provide balanced information about the company, its products or the offering. To the extent you continue to include user comments, please provide us, with your next response letter, with consents from the quoted customers and end-users to being cited in the prospectus. Also tell us whether any of the quoted customers and end-users were paid for their testimonials or endorsements.
If
so, then disclose the fact that they were paid.

Management`s Discussion and Analysis
Critical Accounting Policies and Estimates
Accounting for Stock Based Awards, page 34
2. Regarding the stock option grants, we remind you to provide a discussion in the MD&A of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Note 10-Stock Option Plan, page F-18
3. For each stock option grant date subsequent to July 2, 2005, please tell us the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu at (202) 551-3372, Kathleen Krebs, Special Counsel, at (202)
551-
3350, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director



cc:	Edward A. King, Esq.
	Goodwin Proctor LLP
	Via Facsimile: (617) 523-1231

??

??

??

??

Colin M. Angle
iRobot Corporation
October 12, 2005
Page 1